AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
TASTE OF NATURE, INC.

The undersigned hereby certify that:

1.　　They are the president and the secretary, respectively, of Taste of Nature, Inc., a California Stock corporation (the "**Corporation**"), with Entity Number 1823587.

2.　　The Articles of Incorporation of the corporation are amended and restated to read in full as follows:

ARTICLE I

The name of the corporation is: Taste of Nature, Inc.

ARTICLE II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 225,000,000, consisting of (i) 175,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**"), of which, 100,000,000 shares shall be designated "**Class A Common Stock**," $0.0001 par value per share, and 75,000,000 shares shall be designated as "**Class B Common Stock**," $0.0001 par value per share; and (ii) 50,000,000 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the corporation or, to the extent permitted by the CGCL, any committee thereof established by resolution of the Board of Directors pursuant to the Bylaws prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of California.

At the Effective Time, the Corporation shall effect a forward split ("**Forward Split**") of its outstanding Common Stock, which prior to the Effective Time is only of one class, such that each share of Common Stock held by each holder of Common Stock immediately prior to the Effective Time shall, automatically and without any action on the part of such holder, become 50,000 shares of Class B Common Stock. Therefore, the Forward Split shall cause the 1,000 shares of Common Stock outstanding immediately prior to the Effective Time to become 50,000,000 shares of Class B Common Stock from and after the Effective Time.

The following is a statement of the designations and the rights, powers and preferences, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

1.   **Definitions.** As used in this Article 3, the following terms have the meanings set forth below.

1.1   "***Class B Common Stock Automatic Conversion Event***" shall mean an event wherein one or more shares of Class B Common Stock automatically convert into one or more shares of Class A Common Stock pursuant to Section 4.2 of this Article 3.

1.2   "***Immediate Family***" means as to any natural person, such person's spouse or Spousal Equivalent, the lineal descendant or antecedent, brother, sister, nephew or niece, of such person or such person's spouse or Spousal Equivalent, or the spouse or Spousal Equivalent of any lineal descendant or antecedent, brother, sister, nephew or niece of such person, or his or her spouse or Spousal Equivalent, whether or not any of the above are adopted.

1.3   "***Spousal Equivalent***" means any two natural persons if the relevant person and the related party are registered as "domestic partners" or the equivalent thereof under the laws of their state of residence or any other law having similar effect or provided the following circumstances are true: (a) irrespective of whether or not the relevant person and the Spousal Equivalent are the same sex, they are the sole spousal equivalent of the other for the last twelve (12) months, (b) they intend to remain so indefinitely, (c) neither are married to anyone else, (d) both are at least eighteen (18) years of age and mentally competent to consent to contract, (e) they are not related by blood to a degree of closeness that which would prohibit legal marriage in the state in which they legally reside, (f) they are jointly responsible for each other's common welfare and financial obligations, and (g) they reside together in the same residence for the last twelve (12) months and intend to do so indefinitely.

1.4   "***Transfer***" of a share of Class B Common Stock (collectively, "***Transferred Stock***") shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A Transfer shall also include, without limitation, a transfer of a share of Transferred Stock to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control over a share of Transferred Stock by proxy or otherwise; *provided*, *however*, that the following shall not be considered a Transfer within the meaning of this Section 1.4 of Article 3:

1.4.1   the granting of a proxy to officers or directors of the Corporation at the request or approval of the Board of Directors of the Corporation (the "***Board***") in connection with actions to be taken at an annual or special meeting of stockholders or by written consent of stockholders;

       1.4.2   the transfer of one or more shares of Transferred Stock by (i) gift or pursuant to a domestic relations order from a holder of Transferred Stock to such holder's Immediate Family or (ii) to a trust or trusts for the exclusive benefit of such holder or his Immediate Family for no consideration;

       1.4.3   the transfer of one or more shares of Transferred Stock effected pursuant to the holder's will or the laws of intestate succession;

       1.4.4   as to any holder that is a trust established for the exclusive benefit of a prior holder of such shares of Transferred Stock or such prior holder's Immediate Family, the transfer of one or more shares of Transferred Stock to the prior holder or such prior holder's Immediate Family for no consideration;

       1.4.5   the granting of a repurchase right to the Corporation pursuant to an agreement wherein the Corporation has the right or option to purchase or to repurchase shares of Transferred Stock; *provided*, *however*, that the Corporation's purchase or repurchase of such shares of Transferred Stock pursuant to the exercise of such right or option shall constitute a Transfer; or

       1.4.6   upon the request of the transferor, any transfer approved by a majority of the disinterested members of the Board, even though the disinterested directors be less than a quorum, or if there are not any disinterested members on the Board, the entire Board.

       1.5   "***Voting Control***" with respect to a share of Class B Common Stock shall mean the power (whether exclusive or shared) to vote or direct the voting of such share of Class B Common Stock by proxy, voting agreement or otherwise.

    2.   **General.**

       General. Except as expressly provided in this Article 3, Class A Common Stock and Class B Common Stock shall have the same rights and preferences and rank equally, share ratably and be identical in all respects as to all matters.

    3.   **Voting.**

       3.1   Class A Common. Holders of Class A Common Stock shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

       3.2   Class B Common. Each holder of shares of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

       3.3   Increases or Decreases in Authorized Common Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of Class B Common Stock of the Corporation representing a majority of the votes represented by all outstanding shares of Class B Common Stock of the Corporation entitled to vote.

4.	**Conversion Rights.** The holders of the Class B Common Stock shall have conversion rights as follows:

4.1	Right to Convert. Each share of Class B Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, and without the payment of additional consideration by the holder thereof, into one (1) fully paid and nonassessable share of Class A Common Stock.

4.2	Automatic Conversion. Each share of Class B Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon a Transfer of such share; *provided*, *however*, that if a holder of Class B Common Stock Transfers any shares of Class B Common Stock to another holder of Class B Common Stock, then such Transfer will not constitute a Class B Common Stock Automatic Conversion Event.

4.3	Mechanics of Conversion.

4.3.1	Surrender of Certificates. Before any holder of Class B Common Stock shall be entitled to convert shares of Class B Common Stock into shares of Class A Common Stock, the holder shall either (1) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Common Stock or (2) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class A Common Stock are to be issued; *provided*, *however*, that on the date of a Class B Common Stock Automatic Conversion Event, the outstanding shares of Class B Common Stock subject to such Class B Common Stock Automatic Conversion Event shall be converted automatically without any further action by the holder of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided further*, *however*, that the Corporation shall not be obligated to issue certificates evidencing the shares of Class A Common Stock issuable upon such Class B Common Stock Automatic Conversion Event unless either the certificates evidencing such shares of Class B Common Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Shares of Class B Common Stock that are converted into shares of Class A Common Stock as provided herein shall be cancelled and may not be reissued.

4.3.2	Conversion Date. In the event that a holder of Class B Common Stock elects to convert such shares pursuant to Section 4.1 of this Article 3 above, the conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Class B Common Stock to be converted. In the event of a Class B Common Stock Automatic Conversion Event, such conversion shall be deemed to have been made at the time that the Transfer of such shares occurred.

4.3.3   Status as Stockholder. On the date of a conversion pursuant to this Section 4 of this Article 3, all rights of the holder of the shares of Class B Common Stock shall cease and the holder or holders in whose name the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder of such shares of Class A Common Stock, notwithstanding that the certificates representing such shares of Class B Common Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Class B Common Stock, or that the certificates evidencing such shares of Class A Common Stock shall not then be actually delivered to such holder.

4.3.4   Delivery of Stock Certificates. In the event of a conversion pursuant to this Section 4 of Article 3, the Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class B Common Stock, or to the nominee of such holder, a certificate for the number of shares of Class A Common Stock to which such holder shall he entitled.

4.4   Administration. The Corporation may, from time to time, establish such policies and procedures relating to the conversion of Class B Common Stock to Class A Common Stock and the general administration of this dual class Common Stock structure, including the issuance of stock certificates with respect thereto, as it may deem necessary or advisable, and may request that holders of shares of Class B Common Stock furnish affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class B Common Stock and to confirm that a conversion to Class A Common Stock has not occurred, *provided*, *however*, that such policies and procedures shall not inhibit the ability of a holder to convert such shares of Class B Common Stock to Class A Common Stock. A determination by the Secretary of the Corporation that a Transfer results in a conversion to Class A Common Stock shall be conclusive.

4.5   Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such Class B Common Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such Class B Common Stock, in addition to such other remedies as shall be available to the holder of such Class B Common Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this certificate of incorporation.

4.6   Notices. Any notice required by the provisions of this Section 4 to be given to the holders of shares of Common Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

4.7   Status of Converted Stock. In the event any shares of Class B Common Stock shall be converted pursuant to this Section 4 of Article 3, the shares of Class B Common Stock so converted shall be cancelled and shall not be issuable by the Corporation.

ARTICLE IV

The business and affairs of the corporation shall be managed by or under the direction of the board of directors. Except as provided in section 212 of the California Corporations Code, in furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of the corporation. The number of directors of the corporation shall be determined in the manner set forth in the bylaws of the corporation. Elections of directors need not be by written ballot unless the bylaws of the corporation shall so provide or except as otherwise required by law.

ARTICLE V

To the fullest extent permitted by law, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the CGCL or any other law of the State of California is amended after approval by the stockholders of this Article V to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the CGCL as so amended.

Any repeal or modification of the foregoing provisions of this Article V by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of, or increase the liability of any director of the corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE VI

To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which the CGCL permits the corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 317 of the CGCL. Such provision may not provide indemnification of any agent for acts or omissions or transactions from which a director may not be relieved of liability as set forth in the exception to California Corporations Code Section 204(a)(10)

Any amendment, repeal or modification of the foregoing provisions of this Article VI shall not adversely affect any right or protection of any director, officer or other agent of the corporation existing at the time of such amendment, repeal or modification.

ARTICLE VII

Except as otherwise provided in this Amended and Restated Articles of Incorporation, the corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Articles of Incorporation, in the manner now or hereafter prescribed by statute, and to add or insert other provisions authorized by the laws of the State of California at the time in force, in the manner now or hereafter prescribed by law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Amended and Restated Articles of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article VII.

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3.	The foregoing amendment and restatement of Articles of Incorporation has been adopted by the board of directors of the corporation.

4.	The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of the members of this corporation in accordance with Sections 902 of the California Corporations Code. The total number of outstanding shares of the corporation is 1000. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than two-thirds of each class of the outstanding shares.

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I further declare, under penalty of perjury, under the laws of the State of California, that the matters set forth in this certificate are true and correct as of my own knowledge.

Date: November 3, 2022



Scott Samet, President

Douglas Chu, Secretary